

January 10, 2022

Nicole Conboy
Chief Administrative Officer
Greenrose Holding Co Inc.
111 Broadway
Amityville, NY 11701

> **Re: Greenrose Holding Co Inc.**
> **Registration Statement on Form S-1**
> **Filed on January 4, 2022**
> **File No. 333-262003**

Dear Ms. Conboy :

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Janice Adeloye at 202-551-3034 or Erin Jaskot 202-551-3442 at with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Guy Molinari